[redacted]

09011666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

OMB APPROVAL	
OMB Number:	3235-0286
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REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

(Exact name of issuer as specified in its charter)

ARIES NETWORK, INC.

(State or other jurisdiction of incorporation or organization)

California

(Address, including zip code, and telephone number, including area code of issuer's principal executive office

2101 Empire Street, Burbank, California 91504

(Name, address, including zip code, and telephone number, including area code, of agent for service)

949-3888-4925	95-4850275
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten orprepared by any similar process which will result in clearly legible copies.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Chairman, Board Member, Kulait Khalaf, 5142 Los Bonitos way, Los Angeles, CA 90027

Board Member, Mike Aston, 1005 Beverly Dr., Beverly Hills, CA 90212

Board Member, Louris Khalaf, 1005 Beverly Dr., Beverly Hills, CA 90212

Board Member, Toufic Hemadian, 1200 Pacific Ave., #5, Glendale, CA 91202

(b) the issuer's officers;

CEO, Kulait Khalaf, 5142 Los bonitos Way, Los Angeles, CA 90027

President, Mike Aston, 1005 Beverly Dr., Beverly Hills, CA 90212

Vice President, Sam Khalaf, 2101 Empire Ave, 2nd Floor, Burbank, CA 91504

CFO, Secretary, Louris Khalaf, 1005 Beverly Dr., Beverly Hills, CA 90212

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Kulait Khalaf, 20%

Mike Aston, 20%

Louris Khalaf, 20%

Dr. Dareen Khalaf, 20%

Dr. Naila Khalaf, 20%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Kulait Khalaf, 20%

Mike Aston, 20%

Louris Khalaf, 20%

Dr. Dareen Khalaf, 20%

Dr. Naila Khalaf, 20%

(f) promoters of the issuer; N/A

(g) affiliates of the issuer; N/A

(h) counsel to the issuer with respect to the proposed offering; N/A

(i) each underwriter with respect to the proposed offering; N/A

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; and N/A

(m) counsel to the underwriter. N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. N/A

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. N/A

ITEM 3. Affiliate Sales

There will be no resale of the securities by affiliates of the issuer:

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The jurisdiction is California, no underwriters, dealers or salespersons are involved.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. N/A

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: N/A

(1) the name of such issuer; N/A

(2) the title and amount of securities issued; N/A

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; N/A

(4) the names and identities of the persons to whom the securities were issued. N/A

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securitiesin addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. N/A

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes: N/A

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; N/A

(2) To stabilize the market for any of the securities to be offered; N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. N/A

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form S 1, 17 CFR 239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVERPAGE

Aries Network, Inc.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock ________________________
Maximum number of securities offered: 4,000,000 __________________
Minimum number of securities offered: 800,000 ____________________
Price per security: $1.20 ______
Total proceeds: If maximum sold: $ 4,800,000 If minimum sold: $ 960,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A ____%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations.
[x] Has shown a profit in the last fiscal
year. [ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
California	*Applied*	*05/01/09*

TABLE OF CONTENTS

	Page
The Company	9
Risk Factors	10-11
Business and Properties	12-22
Offering Price Factors	23-24
Use of Proceeds	25-26
Capitalization	27
Description of Securities	28-29
Plan of Distribution	30
Dividends, Distributions and Redemptions	31
Officers and Key Personnel of the Company	32-33
Directors of the Company	34-35
Principal Stockholders	36
Management Relationships, Transactions and Remuneration	37-38
Litigation	39
Federal Tax Aspects	40
Miscellaneous Factors	41
Financial Statements	42-56
Managements Discussion and Analysis of Certain Relevant Factors	57
Signature	58

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of __58_ pages.

THE COMPANY

1. Exact corporate name: **Aries Network, Inc.**

State and date of incorporation: Nevada Corporation on March 06, 2001 , and qualified to transact business under the law of California, to do business as Aries Telecommunications, on March 9, 2001

Street address of principal office: 2101 Empire Street, Burbank, California 91504

Company Telephone Number: (800) 244-9669

Fiscal year: (month) December(day) 31st

Person(s) to contact at Company with respect to offering:

Kulait Khalaf

Telephone Number (if different from above):

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

DELINING PRICES IN TELECOMMUNICATIONS

The worldwide telecommunications industry has been characterized in recent years by intense price competition, which has resulted in a significant decline in both our average per-minute price realizations and our average per-minute termination costs. Many of our competitors in all of the retail telecommunications market segments in which we operate are aggressively pricing their services. This has led to continued erosion in pricing power, both in our retail and wholesale markets, and we have generally had to pass along any savings we achieve on our per-minute costs to our customers in the form of lower prices. Any increase by us in pricing may result in our prices not being as attractive, which may result in a reduction of revenue.

COMPETITION IN THE TELECOMMUNICATION INDUSTRY IS INTENSE

We compete in a market with many of the established facilities-based carriers such as AT&T, Sprint, and IDT. These companies are substantially larger and have greater financial, technical, engineering, personnel, and marketing resources, longer operating histories, greater name recognition, and larger customer base than we do. The use of these competitors of their resources could significantly impact our ability to compete successfully.

In addition to these larger competitors, we face significant competition from smaller telecom providers like us, who from time-to-time offer rates that are substantially below our rates, and in some instances below what we believe to be the cost to provide the service, in order to gain market share. This type of pricing by one or more competitors can adversely affect our revenues, as they gain market share at our expense, and our gross margins.

COMPETITION FROM WIRELESS SERVICES

The continued growth of the use of wireless services, largely due to lower pricing of such services, has adversely affected the sales of our domestic residential services as customers migrate from using residential telephone to wireless services. We expect pricing of wireless services to continue to decrease, resulting in increased substitution by wireless services for domestic residential services.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT OR COST-EFFECTIVE TERMINATION CAPACITY TO PARTICULAR DESTINATIONS.

Most of our telecommunications traffic is terminated through third-party providers. In order to support our minutes-of-use demands and geographic expansion, we may need to obtain additional termination capacity from high-quality carriers to particular destinations or may have to pay significant amounts to obtain such capacity. This could result in our not being able to support our minutes-of-use demands or in a higher cost-per-minute to particular destinations, which could adversely affect our revenues and margins.

THE TERMINATION OF OUR CARRIER AGREEMENTS WITH FOREIGN PARTNERS OR OUR INABILITY TO ENTER INTO CARRIER AGREEMENTS IN THE FUTURE COULD MATERIALLY AND ADVERSELY AFFECT OUR ABILITY TO COMPETE IN FOREIGN COUNTRIES, WHICH COULD REDUCE OUR REVENUES AND PROFITS.

We rely upon our carrier agreements with foreign partners in order to provide our telecommunications services to our customers. These carrier agreements are for finite terms and, therefore, there can be no guarantee that these agreements will be renewed. Our ability to compete in foreign countries would be adversely affected if our carrier agreements with foreign partners were terminated or we were unable to enter into carrier agreements in the future to provide our telecommunications services to our customers, which could result in a reduction of our revenues and profits.

LACK OF LIQUIDITY OF INVESTMENT; NO ASSURANCE OF INITIAL PUBLIC OFFERING.

There is no public market for our common stock. No assurance can be given that we will ever affect a public offering of our securities, and there can be no assurance that a market will ever develop or be sustained in the future. Factors such as announcements of technological innovations or new products by us or our competitors, government action, patent or proprietary rights, developments, and market conditions for telecommunications products and services and their stocks in general could have a significant impact on any future market for our securities. We make no representation about the value of our common stock.

INABILITY TO MAGAGE GROWTH.

While we believe that we have the ability to grow rapidly during the next few years, there can be no assurance that such growth, or any growth, will occur. There can be no assurance that our efforts to manage our operations and quality assurance efforts will be successful or that it can satisfy large demand requirements on a timely an/or cost-effective basis. A failure to manage our growth would have an adverse effect on our operations and us.

THE DETERMINATION OF SALARIES PAID TO MANAGEMENT WAS NOT NEGOTIATED BY INDEPENDENT DIRECTORS.

The salaries being paid by us to the management was not determined based on arm's length negotiation with independent directors. While management believes that the consideration is fair for the work being performed, there is no assurance that the consideration to management reflects the true marker value of their services.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risksthat could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Aries is a VOIP Network and long distance carrier licensed in multiple states, which include California. Aries serves its nationwide residential and business community clientele from its base of operation in the Greater Los Angeles Area in Southern California. The Company's corporate headquarters is located at 2101 Empire Street, Burbank, California 91504. The Aries clientele is comprised of large numbers of Immigrants of Mediterranean, Armenian, Korean, Japanese, Chinese, Taiwanese, Russian, South American and Latino descent who reside and who are located in urban regions throughout the United States.

Since the inception of Aries in 2001, the Company has been part of the growing VOIP Network and Long Distance Telecommunications Industry that takes pride in providing quality service as a reseller for major Telecommunications Carriers such as MCI, AT&T, USA, and others. Aries has focused its marketing efforts on the residential and business consumer marketplace in ethnic communities where there is a significantly high demand for international long distance services. In order to adequately achieve the economies of scale necessary to maintain a cost effective operation, the Company began reselling its capacity to various and sundry agents since commencing in 2001.

BUSINESS DESCRIPTION

Services Provided:

(a) Aries offers a variety of long distance services. product(s), state the present stage of development,

1. One-Plus Dialing.
2. Net-to-Phone.
3. Flat rate.
4. 1-800 Personal Calling.
5. Travel Cards.
6. Pre-Paid Calling Cards.

"One-Plus" Dialing

One-plus is the simplest form of long distance telecommunication. Hardly anyone alive has ever made a long distance call without, at one time or another, implementing this basic process. The customer presses "one" plus the area code and then the specific number he or she is trying to reach. Through its sophisticated Network, Aries routes long distance calls either through one the Company's owned terminations points or through minutes that the Company purchased from larger providers such as AT&T, MCI and Sprint.

Today Aries has built the Company's own (Future Group D FGD) with California's local provider SBC [the new AT&T]. SBC owns the most reliable fiber optic network in the business. Customers can choose Aries as their long distance Carrier simply by calling their local company.

If Customers from other states want our service, Aries has arranged originating agreements with others to allow the Company to sell Aries' services in the Continental United States.

As the Aries network now exists, the Company is already in a position to compete with the major companies.

Net-To-Phone

Despite numerous attempts to deregulate the long distance market throughout the entire world, there are still countries that insist on controlling their own services. I spite of this constant clutching on these monopolies, they have not prevented the intrusion of the Internet. This is one of the Company's strong points in that Aries offers customers the modern opportunity to place long distance calls over the Worldwide Web. The process is simple. Anyone with access to the Internet, headphones and a microphone can bring up the Aries Website. From the Aries Website the user will be able to sign up for the Aries Net-To-Phone service on the Website by using a credit card to setup their account. Then, by downloading the Aries customized dial-pad, customers from any part of the world are allowed to make calls to anywhere in the world through the Aries point of presence in Los Angeles. The calls are transferred via the Internet to the Aries Switch where the calls are authenticated and charged and routed to the termination number.

It is the intention of Aries to market this service to countries with expensive long distance rates and to International Students at Universities around the world seeking inexpensive means to allow them to stay in contact with their family and friends. Since most Universities provide Internet services for all their students, this will be an easy market to capture.

Flat Rate

For customers who make a high volume of long distance calls, Aries offers a "flat rate" program. For a mere Thirty-Nine Dollars (USD 39.00) a month, a customer can make as many domestic long distance calls as they want without running up their phone bill based on the minutes used per call. This service is designed specifically for small businesses with five to ten lines. However, Aries will not foot the bill for call-centers.

Customers can have the service running within twenty-four (24) hours a day around the clock and they do not need to change their current long distance service carrier to take advantage of this service. Customers are first given a local number to call, then they enter their account number and finally they need to enter the destination number. Aries then sends these customers a bill separate an apart from their normal carrier. Aries' flat rate program is especially attractive because there are no long-term contracts involved -- customers may terminate their service at any time.

1-800 Dial-Around Service

For the customer who is hesitant to fully enjoy the benefits of the services that Aries offers by switching from their current long distance carrier server to the Aries server, Aries provides a convenient 1-800 service that allows the customer the opportunity to make use of Aries' low rates at the customer's own discretion. The customer dials a 1-800 number and then the specific number that the customer intends to reach. The customer's phone bill then reflects that specific call according to the Aries fees.

This one of several services Aries provides to allow customers the benefit of the

Company's competitive rates when they are away from home.

Travel Cards

The Aries travel card is designed for the customer who frequently travels around the world and who prefers to enjoy the competitive lower long distance rates that Aries has to offer no matter where the customer is traveling. The customer purchases an Aries travel card and can then use a phone anywhere in the world to dial in and connect their calls through the Company's service.

Pre-Paid Phone Cards

The Aries pre-paid phone card is a popular method of making local and long distance calls. Pre-paid phone cards allow customers to call from anywhere in the world and to enjoy the competitive rates that Aries has to offer. These pre-paid phone cards are used by a wide variety of consumers including tourists who want a quick manner with which to call home or their parents or who often purchase pre-paid phone cards for their kids, especially college students. These pre-paid phone cards are good for anyone who wants the security of a method to make a phone call from anywhere in the world at anytime.


Telecom Services by Percentage of Revenue
Net to Phone
30%
One Plus
Pre-Paid
Net to Phone
Flat rate
1-800

(b) product(s), state the present stage of development,

including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Aries has embarked upon filling a substantial niche function within the VOIP Telecommunications Industry by making use of several different methods of transmitting telephone calls. Aries owns existing terminals in key strategic demographic regions and locations throughout the United States and is in the process of setting up hubs in other strategic countries throughout the world. In addition to the terminals already owned by the Company, Aries leases other key essential terminals and turns around long distance minutes from larger providers such as MCI and AT&T. By implementing these methods in its business operation, the customers of Aries reap the benefits of efficient and substantially reduced telephonic long distance communications rates in several ways.

Aries intends to play a major role in the ever-changing business of the long distance VOIP Network and Long Distance Telecommunications Industry. The key to the success of Aries lies within the ability to control both the origination and termination of long distance calls. This strategy demanded and involved the gradual construction of a network of terminals around the world. This process is already well underway in the United States and Aries is currently in negotiations to expand this infrastructure internationally. As Aries grows, the number of terminals owned will increase thereby setting the stage for an obvious boost in returns. Since this part of the VOIP Network and Long Distance Telecommunications Marketplace is greatly under populated by other companies similar to Aries, the potential for profit is virtually astronomical

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

We face competition for price, quality, service reliability, and customer care. We also face competition in innovation of our products and services. Many of our current and potential competitors have greater name recognition and greater financial, marketing, personnel and other resources than we do, as well as other competitive advantages. We anticipate that price competition will remain intense in all of our telecom market segments.

We believe our success in providing our telecom services is based on our ability to provide low rates and reliable service to our customers, while efficiently marketing our services to a geographically and culturally diverse customer base. The calling card industry is notable for its relative lack of regulation compared to the rest of the telecommunications industry, and for its ease of market entry. As calling rates continue to decline and competition increases, thereby reducing the influence of pricing as a differentiating competitive factor, we will increasingly compete based on our call quality, customer service, and distribution capabilities.

We compete with other providers of telecommunication services, including established carriers and numerous small or regional operators, and with providers of alternative telecommunications services. Many of the largest telecommunications providers, including AT&T, Vonage, IDT, and Sprint, currently market domestic and international telephone service which in certain cases compete directly with our service offerings.. In marketing telecom services to customers outside the United States, we compete with large foreign State-owned or state sanctioned post, telephone or telegraph companies. We believe that our interconnect and termination agreements, network infrastructure and least-cost-routing system provide us with the ability to offer low-cost, high quality services, while our marketing efforts provides us with access to customers, and that these factors represent competitive advantages. However, as some of our competitors have significantly greater financial resources and name recognition, and are capable of providing comparable call quality and service levels, our ability to maintain and/or to capture additional market share will remain dependent upon our ability to continue to provide competitively priced services.

In all aspects of the telecommunications industry, we may face competition from an increasing number of market entrants such as cable television companies, fixed and mobile wireless system operators, operators of private networks built for large end users, and electric utilities. Cable television companies, who already possess access to the customers' premises, are entering the telecommunications market by upgrading their networks with fiber optics and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. New technology permits companies to provide voice telephone services over broadband internet connections, allowing users of these Internet services, such as Skype, to obtain communications services without subscribing to a conventional telephone line. Mobile wireless companies are deploying wireless technology as a substitute for traditional wire line local telephones. Electric utilities have existing assets (in the form of "last mile" connections to the customer's premises), very large back-office support organizations, and access to low-cost capital that could allow them to enter a telecommunications market rapidly and accelerate network development.

Additionally, the World Trade Organization agreement on basic telecommunications services could increase the level of competition we face. Under this agreement, the United States and 68 other member states of the World Trade Organization are committed to opening their respective telecommunications markets, including permitting foreign companies to enter into basic telecommunications services markets. The development may increase the number of established foreign-based telecommunications carriers entering U.S. markets.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

MARKETING

1 Aries Marketing Philosophy:

When asked what he would do with a dollar, Onasis the Greek Tycoon stated he would spend ten cents on product and ninety cents on marketing that product. Aries shares this belief. With the infrastructure up and running, Aries plans to aggressively market its services to key ethnic communities and businesses.

The wide variety of products available from Aries calls for a number of different strategies within the overall marketing plan. For example, most college students have no need for our flat rate services. Easy access to the Internet and a common need to keep in touch with their family and friends suggests that university students are a viable target for our Net-to-Phone service. As you will see, we have carefully considered where those ninety cents of that first dollar will go.

We will be focusing our marketing efforts through the following means:

1. Independent Agent Partnership Program (IAPP)
2. Company Website
3. Television Advertising
4. Radio Advertising
5. Newspaper Advertising
6. Word of Mouth
7. Mass Mailing / Internet

1 Independent Agent Partnership Program (IAPP):

For independent agents looking to participate in Aries profitable organization, we have an exciting opportunity. Aries recognizes that small business owners have been neglected by the larger telecommunications companies. Agents familiar with these business owners have an opportunity to introduce Aries' services to them and share in the profits Aries makes from these sales.

Based on the plan they choose, agents can receive ten or fifteen percent commission on each customer they bring to Aries. Unlike independent agent programs elsewhere, agents who maintain a relationship with Aries for two or more years are eligible to share in equity, should the company be sold.

2 Company Website

Aries has already invested in a state-of-the-art e-commerce website. The site serves both as a point of purchase for customers as well as a slick marketing tool to attract new customers. It is easy to navigate, making it accessible to even the least savvy Internet consumer.

From the home page, customers and business owners are given numerous ways to navigate through the site and thoroughly acquaint themselves with each service. In addition, the site allows customers other options. For instance, in the prepaid section, customers may choose from seventeen different styles of calling card. The rates for each card are given so that the customer may compare costs.

Aries' website creates a unique opportunity to both generate revenue and promote the company in the interest of generating future revenue. The website will be aggressively marketed through an e-mail campaign that will send out 20,000 e-mails a day directing consumers to the site.

3 Television Advertising

Since Aries is marketing its services to key ethnic communities and businesses, a practical television strategy involves buying air time on specific community television stations. For instance, in Los Angeles, there are numerous stations programmed with individual communities in mind, such as the Arab, Russian, Korean, and the Armenian community, so forth.

Aries television strategy will look to capture and expand it's residential customer base. Many ethnic groups in America make numerous long distance calls to regions the larger companies charge much more for; By broadcasting our services over these specialized television stations, in the language spoken in each community, we will guarantee a presence in each target community.

4 Radio

Once again, in large metropolitan areas there are radio stations broadcast in every language spoken within the city. Aries will produce radio spots in each language for each particular ethnic community following thorough research into each station's listener base.

5 Newspapers

The advantage of a community company in a large city lends to a print advertising campaign that is dramatically cheaper than running a single ad in a major metropolitan newspaper. We will depend heavily on newspaper advertising. By running ads in ethnic newspapers, in the language each paper is targeted at, Aries can further enhance its presence in each community.

6 Word of Mouth

The oldest and most reliable form of marketing is word of mouth. Aries' presence in ethnic communities creates an advantage most companies do not have. As stated, most ethnic communities within the United States prefer to do business with owners of their own ethnicity or owners who have developed a solid reputation within the community. No amount of mass broadcasting can replace the comforting recommendation one neighbor makes to another about an outstanding service they have encountered.

A word of mouth campaign will also generate customers from the business communities. Aries' dedication to small businesses will be discussed among business owners and lead to new clients.

7 Mass Mailing / Internet

All of Aries services will be marketed through aggressive mass mailings and use of the Internet and e-mail announcements. We believe we must explore this cost-effective means of marketing. Aries will send out 20,000 e-mails a day. Since it costs next to nothing to send these e-mails, even a two percent return based on the e-mails will make it a success.

(e) or services as of a recent date (within the last 90 days) andcompare it with the backlog of a year ago from that date.

As of___02/28/09 __ $ 1,125,000
(a recent date)

As of____02/28/08_____ $ 780,000
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Presently Company employs 22 employees. We anticipate that company shall have 32 employees within the next 12 months.

Breakdown of employees are as follows:

Executive level: 5 employees

Sales: 4 employees

Marketing: 4 employees

Technical: 2 employees

Customer Service: 5 employees

Clerical: 2 employees

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The company does not have a long term lease for real property they occupy, the rent is on month to month basis.

The Property and equipment are not under any lease obligations. No loans or capital lease obligation exist.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.
N/A

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

In 1984 the FFC launched its investigation that was spearheaded by Dr. Alan Pearce, Assistant to FCC Chairman Dean Burch, causing the United States District Court to order the dissolution of AT&T's monopoly over local and long distance telecommunications, thereby opening the doors and creating opportunities for new businesses. There are now over 500 United States small or medium-sized long distance companies, serving residential and business customers and other carriers. In order to be successful, these small to medium sized companies must offer customers a full range of services, including international long distance coverage at competitive rates. However most of these carriers do not have the ability to handle the critical mass of traffic to receive volume discounts on international transmission from the larger Facilities-Based Carriers such as AT&T, MCI, Sprint, etc., nor do they have the financial ability to invest in international facilities. Alternative international long distance carriers such as Aries have capitalized on the demand created by these small to medium sized companies for less expensive international long distance transmission facilities. These carriers are able to take advantage of larger traffic volumes to obtain discounts on international log distance routes, further noting that when volume on particular routes justifies it, they also now have the ability to invest in new facilities. As these emerging international long distance carriers established themselves, they began carrying overflow traffic from larger long distance providers that owned international long distance transmission facilities.

Liberalization and privatization has also allowed new long distance providers to emerge in foreign markets. Liberalization began in the United Kingdom. in 1981 when Mercury, a subsidiary of Cable & Wireless, was granted a license to operate a Facilities-Based Network to compete with British Telecom. The 1990 adoption of the "Directive on Competition in the Market for Telecommunications Services" marked the beginning of deregulation in Europe and paved the way for a series of subsequent European Union Telecommunications directives, reports and actions that resulted in substantial deregulation of the Telecommunications Industries in most European Union Member Countries by 1999. Liberalization has also occurred on a global basis in that many Governments in Eastern Europe, Asia and Latin America have privatized Government-owned monopolies and in turn have opened their markets to competition. In addition, signatories to the World Trade Organization Agreement have committed, to varying degrees, to allow access to various domestic and international markets to competing telecommunications providers that have allowed foreign ownership interests in existing telecommunications providers and who have established regulatory schemes to develop and implement policies to accommodate telecommunications competition.

As liberalization erodes the traditional monopolies held by single national providers, many of which are wholly or partially Government-owned PTT, United States long distance providers have the opportunity to negotiate more favorable agreements with both the traditional and newly-emerging foreign providers. Further, deregulation in certain countries is enabling United States based providers to establish local switching and transmission facilities in those countries allowing them to terminate their own traffic by enabling them to carry their own international long distance traffic originating in those countries

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain. N/A

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly). N/A

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones. N/A

The company was profitable for the past fiscal year and the management expects the trend to continue. Therefore the milestones not apply.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)			
(2)			
(3)			
(4)			
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12) N/A

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

Total $ 90,217 _______ $ 0.11 per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

$$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Last Year Per Share}} = \frac{\$1.20}{0.11}$$

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ 531,255 $0.66 per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

A variation exists between the book value per share and offering price per share, because of the company's goodwill and the customer based valuated in an mount of $8,468,745 which are not accounted for. If those two factors were to be added, the company's current value per share will amount to $11.25, therefore the share value is diluted to 10 times to reflect the current listed price.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The company did not sell any securities during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: __40 _ %
If the minimum is sold: ___20__ %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: N/A *
If the minimum is sold: _ N/A__ *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: . These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $______ .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ 960,000 ________	$ 4,800,000
Less: Offering Expenses	1%	1%
Commissions & Finders Fees		
Legal & Accounting	2%	2%
Copying & Advertising	10%	10%
Other (Specify): all Misc.	7%	7%
Acquisition & capital		
Investments	80%	80%
Total Use of Net Proceeds	$ 960,000 1 0 0 %	$ 4,800,000 1 0 0 %

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

The order of priorities is according to the table set above. Mainly investments are for advancement of the company.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing

arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. N/A

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known. N/A

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Debt:	Amount Outstanding As of: 12/31 /2008	As Adjusted Minimum	Maximum
Short-term debt (average interest rate((5%)	$ 272,499	$	$
Long-term debt (average interest rate	$ 0	$	$
Total debt	$272,499	$	$
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
	$	$	$
	$	$	$
	$	$	$
Common stock — par or stated value	800	$	$
Additional paid in capital	$ 386,648	$	$
Retained earnings (deficit)	$143,807	$	$
Total stockholders equity (deficit)	$	$	$
Total Capitalization	$531,255	$	$
	$	$	$

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
		$
		$
		$

Number of common shares authorized:25,000shares. Par or stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights :N/A shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[X] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: [
] Other: ____________________________________

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? %
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date?____/____/____
If serial maturity dates, describe: _______

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe:

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: _________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ __________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ __________

How much indebtedness is junior (subordinated) to the securities? $ __________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year		
	Actual	Pro Forma	
		Minimum	Maximum
"Earnings"= / "Fixed Charges"	$127,130 / $321,414 =0.4	0.20	0.6

If no earnings
show "Fixed Charges" only

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes[X] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 973,530

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: N/A

Name:		Name:	
Address:		Address:	
Telephone No.:	( )	Telephone No.:	( )

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Der Vartanian & Associates	Name:	
Address:	501 E Harvard Street, Glendale, CA 91205	Address:	
Telephone No.:	(818) 244-7700	Telephone No.:	( )

If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

25. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Within 15days

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

26. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate,if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

No restrictions on the resale.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

27. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not distributed dividends for past five years, all the earning remained to the corporation for operation.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

28. Chief Executive Officer: Title:CEO

Name:Kulait Khalaf ______________________ Age: 45

Office Street Address: 5142 Los Bonitos Way, Los Angeles, CA 90027Telephone No.: (818)441-0246

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

29. Chief Operating Officer: Title: CFO ______________________

Name: Louris Khalaf ______________________ Age: 42______

Office Street Address: 1005 Beverly Dr., Beverly Hills, CA 90212 Telephone No.: (818)441-0246

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title:

Name: ______________________ Age:

Office Street Address: Telephone No.: ( ) _

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: Mike Aston ______________________ Age: 45 ______

Title: President

Office Street Address:1005 Beverly Dr., Beverly Hills, CA 90212 Telephone No.: (818)441-0246

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: Sam Khalaf ____ Age: 38 _______

Title: Vice President

Office Street Address: 2101 Empire Ave 2nd Floor, Burbank,CA91504 Telephone No.: (818) 441-0246

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): Sam Khalaf has 17 years experience in Telecommunications. Started Ariana Telecommunication Inc. in 1994 till 2001. He is experienced in Tandem Switches. He has been with Aries Network since 2001.

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 4 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Kulait Khalaf ______________________________ Age:45 __________

Title: CEO

Office Street Address:5142 Los Bonitos Way, Los Angeles, CA 90027 Telephone No.: (818) 441-0246

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: Mike Aston ______________________________ Age: 45 _______

Title: President

Office Street Address: 1005 Beverly Dr., Beverly Hills, CA 90212 Telephone No.: (818) 441-0246

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: Louris Khalaf ______________________________ Age: 42 _______

Title: CFO

Office Street Address: 1005 Beverly Dr., Beverly Hills, CA 90212 Telephone No.: (818) 441-0246

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(D) Name: Toufic Hemadian Age: 39

Title: N/A Telephone No: (818) 441-0246

Office Street Address: 1200 Pacific Ave.,# 5, Glendale, CA 91202

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Sam Khalaf had a similar business with 20 year experience.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not a Star up company

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state

. the details of their engagement by the Company. N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

N/A

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Kulai Khalaf			20%		
Louris Khalaf			20%		
Mike Aston			20%		
Dr. Dareen Khalaf			20%		
Dr. Naila Khalaf			20%		
			100%		

Office Street Address: 2101 Empire Ave, 2nd Floor, Burbank, CA 91504

Telephone:8184410230

Principal occupation: ___

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 800,000 _ shares (___100___ % of total outstanding)
After offering: a) Assuming minimum securities sold:800,000 shares (20 % of total outstanding) b) Assuming maximum securities sold: 4,000,000 shares (100 % of total outstanding) (Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Blood related: Sam Khalaf, Kulait Khalaf, Louris Khalaf, dareen khalaf, Naila Khalaf

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$17,500	$
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:		
Sam Khalaf		
Others:		
Total:	$ 17,500	
Directors as a group (number of persons__)	$	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe:

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: shares (5% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: __None_ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. By Majority shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: N/A

captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The company does not have any threatening and pending litigations or administrative action or claims as of the filing of this document date.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

    Name of Tax Advisor: Der Vartanian & Associates Accountancy Corporation

    Address: 501 E Harvard Street, Glendale, CA 91205

    Telephone No. (818) 244-7700

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

The company is a General Corporation and did not elect the Sub Section S under the Internal Revenue Code of 1986.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

No other factor exists which adversely will effect the company's advancement. Voice over IP is the future and the company will have its share in the market.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Audited Financial Statements are attached herewith pages 43 through 56

Aries Network, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED December 31, 2008

See accompanying accountants' audit report and notes to financial statements.

Aries Network, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE FISCAL YEARS ENDED December 31, 2008

See accompanying accountants' audit report and notes to financial statements.

Aries Network, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE FISCAL YEARS ENDED December 31, 2008

CONTENTS

	PAGE
ACCOUNTANTS' AUDIT REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2-3
Statements of Changes in Stockholders' Equity	4
Statement of Income and Retained Earnings	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Supplementary Information	11-12

See accompanying accountants' audit report and notes to financial statements.

Der Vartanian & Associates, Accountancy Corporation
Certified Public Accountants
License # COR 4982

501 East Harvard Street
Glendale, CA 91205
e-mail brian@netcpa.com

Tel: (818) 244-7700
Tel: (818) 242-9755
Fax: (818) 244-8132

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Aries Network, Inc.
2101 Empire Ave, 2nd Floor
Burbank, CA 91504

We have audited the accompanying balance sheet of Aries Network, Inc. (a California corporation) as of December 31, 2008, and the related statements of income and retained earnings, statements of changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Aries Network, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aries Network, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Brian Der Vartanian CPA,

Der Vartanian & Associates Accountancy Corporation.

Glendale, CA March 7, 2009

See accompanying accountants' audit report and notes to financial statements.

Aries Network, Inc.
Balance Sheet
As of December 31, 2008

		December 31, 2008
ASSETS:		
CURRENT ASSETS		
Cash & Cash Equivalents	$	52,651
Accounts Receivable-Net (Note 5)		319,748
TOTAL CURRENT ASSETS		372,399
PROPERTY AND EQUIPMENT		
Property and Equipment - (Note 2 and 3)		392,406
Accumulated Depreciation		(108,430)
TOTAL PROPERTY AND EQUIPMENT (NET)		283,976
OTHER ASSETS		
Deposits with Institutions		34,200
Funds Reserve		1,083
Investments (Note 10)		251,869
Prepaid Taxes and Expenses		30,003
TOTAL OTHER ASSETS		317,155
TOTAL ASSETS	$	973,530

See accompanying accountants' audit report and notes to financial statements.
Der Vartanian & Associates Accty. Corp.
Certified Public Accountants

Aries Network, Inc.
Balance Sheet
As of December 31, 2008

		December 31, 2008
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	$	135,728
Loans Payable to Shareholders (Note 8)		272,499
Deferred Income Taxes		33,143
Income Taxes Payable (Note 6)		800
Taxes and Other Payables		105
		442,275
STOCKHOLDERS' EQUITY		
800,000 Shares issued and Outstanding (Note 7)		800
Paid-in-Capital in Excess of Par		386,648
Retained Earnings		143,807
TOTAL SHAREHOLDERS' EQUITY		531,255
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$	973,530

See accompanying accountants' audit report and notes to financial statements.
Der Vartanian & Associates Accty. Corp.
Certified Public Accountants

Aries Network, Inc.
Statements of Changes in Stockholders' Equity
As of December 31, 2008

	Common Stock	Additional Paid in	Retained Earnings	Totals
Balance, January 1, 2008	$ 800	386,648	53,590	$ 441,038
Comprehensive Income				
Net Income	-	-	90,217	90,217
Additional Paid In Capital	-		-	-
Common Stock	-	-	-	-
Dividends Declared	-	-	-	-
Total Comprehensive Income				90,217
Balance as of December 31, 2008	$ 800	386,648	143,807	531,255

See accompanying accountants' audit report and notes to financial statements.
Der Vartanian & Associates Accty. Corp.
Certified Public Accountants

Aries Network, Inc.
Statements of Income & Retained Earning
As of December 31, 2008

		December 31, 2008
REVENUE:		
Revenues		3,327,029
Return and Sales Discount		925
TOTAL REVENUE	$	3,326,104
EXPENSES:		
Purchases		1,841,557
Payroll Taxes Expense		17,363
General And Administrative Expenses		1,151,203
Salaries and Wages		171,351
Salaries and Wages Officers Compensation		17,500
Interest Expense		-
TOTAL EXPENSES	$	3,198,974
NET INCOME (LOSS) BEFORE INCOME TAXES	$	127,130
Income Taxes Current (Note 6)		(3,770)
Provision for Income Taxes (Note 6)		(33,143)
NET INCOME (LOSS) AFTER TAXES	$	90,217
BEGINNING RETAINED EARNINGS		53,590
Less - Dividends Distribution		-
ENDING RETAINED EARNINGS	$	143,807

See accompanying accountants' audit report and notes to financial statements.
Der Vartanian & Associates Accty. Corp.
Certified Public Accountants

Aries Network, Inc.
Statement of Cash Flows
As of December 31, 2008

		December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	90,217
Adjustments to reconcile net income to net cash provided (used in) by operating activities		
Depreciation and Amortization *(Note 3 and 4)*		10,049
Loss on Assets Disposal		
(Increases) Decreases in Assets		
Accounts Receivable		80,130
Prepaid Taxes and Expenses		(30,003)
Deposits with Institutions		(35,283)
Increases (Decreases) in Liabilities		
Accounts Payable		(8,187)
Deferred Income Taxes		33,143
Taxes Payable & Other Payables		905
TOTAL ADJUSTMENTS		50,754
NET CASH PROVIDED BY OPERATIONS		140,971
CASH FLOWS (USED IN) OR FROM INVESTING ACTIVITIES:		
Investments in Affiliates		(251,869)
Capital Expenditures		(283,976)
NET CASH (USED IN) OR FROM INVESTING ACTIVITIES		(535,845)
CASH FLOWS (USED IN) OR FROM FINANCING ACTIVITIES:		
Common Stock		800
Additional paid in Capital		386,648
Loans From Shareholders		22,933
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		410,381
NET INCREASE IN CASH		15,507
Cash & Cash Equivalents Beginning of Period		37,144
Cash & Cash Equivalents End of Period	$	52,651
Supplemental Information to statement of Cash Flows		
Interest Paid	$	-
Income Taxes Paid (Note 6)		3,770

See accompanying accountants' audit report and notes to financial statements.
Der Vartanian & Associates Accty. Corp.
Certified Public Accountants

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED December 31, 2008

NOTE 1 - THE COMPANY

Aries Network Inc. (The Company) is a Nevada Corporation under Number C5540-01 on March 06 of 2001; the company is also qualified to do business in the State of California on April 30th of 2001 doing business as Aries Telecommunications under the Secretary State Number 2343018. The company is engaged in telecommunication services. The company has facilities in Los Angeles in the State of California.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the company in preparing the accompanying financial statements is set forth below:

(a) Cash & Cash Equivalents

The company considers cash on hand; cash in banks; certificate of deposit; time deposits and U.S. government and other short-term securities with maturities of three months or less when purchased as cash and cash equivalents.

(b) Property and Depreciation

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives for both book and income tax purposes. Upon sale or retirement of such assets, the related costs and accumulated depreciation are eliminated from the accounts and gains and losses are reflected in income. Repairs and maintenance expenditures, not anticipated to extend asset lives, are charged to expense as incurred.

(c) Basis of Accounting

The company uses the accrual method of accounting for its books and the cash method of accounting for filing its income tax returns. The company records a reserve for bad debts based on analysis of its accounts receivable.

(d) Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period, actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are fully depreciated as the year end 2008.

Description		Life		Value:
Property and Equipment		3-15 yrs		392,406
Accumulated Depreciation				(108,430)
TOTAL PROPERTY AND EQUIPMENT NET)				283,976

NOTE 4 - LEASE COMMITMENTS

The company occupies premises at "2101 Empire Ave, 2nd Floor, Burbank, CA 91504". The rent expense for the fiscal year ended December 31, 2008 amounted to $52,800.

Minimum rent commitments under the terms of the leases for the year ending December 31, 2009 was $52,800. After which the company has an option to extend the lease agreement for another 5 years.

NOTE 5 - ACCOUNTS RECEIVABLE

The Company's growth is primarily with small, medium size companies, and individuals. The company does not depend on major customers for expansion rather on individuals and small businesses in its operations. The company's accounts receivables show that 93% of their receivables are within 60 days of their due date. A reserve of $16,829 of year 2008 was established based on an analysis of these accounts.

NOTE 6 - INCOME TAXES

Provision for income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to effects of items reported for tax purposes in periods different from those used for financial statement purposes. A provision has been made for income taxes payable. For the year ended December 31, 2008 the company elected to file its tax return on cash basis, The effect of which is accounted for in its deferred income taxes based on that the 2008 deferred income tax liability

See accompanying accountants' audit report and notes to financial statements.

for the Federal was $33,143. Taxes are recorded on the books are calculated based on the current income tax rates as follows:

	December 2008
Current	$ 3,770
Deferred	$ 33,143

NOTE 7 - COMMON STOCK

The company has common stock and preferred stock authorized: Total authorized shares of common stocks are 25,000,000, and preferred authorized shares of 5,000,000. The shares issued and outstanding are 800,000 shares (0.001 per share) of common stocks, in April of 2001.

Note 8 - LOANS PAYABLE to shareholders

All assets of the company and a personal guarantee secure this loan. It is subject to annual renewal, current loan matures on October 03, 2009, and this advance line of credit has an interest rate of 5.00% with an mount of $272,499.

Note 9 - DIVIDENDS

The Board of Directors elected not to declare any dividends for the current year. The election is intended for expansions and acquisitions of other companies.

Note 10 - Investments:

The company invested in two affiliates (Desert Rose Bar & Lounge, Inc. and Cosmos Partners Group). The initial investments for the affiliates is $251,869. Any downside risk is considered to be minimal based on the industries which they are invested in and based on the market analysis of the services and products sold.

Supplementary Information

Aries Network, Inc.
Schedules of Selling and Administrative Expenses
As of December 31, 2008

		December 31, 2008
General and Administrative Expenses		
Advertising	$	108,225
Automobile Expenses		46,541
Bad Debts		16,829
Bank Service Charges		8,613
Bonuses and awards		13,986
Charitable Cont		10,334
Continuing Education		1,000
Credit Card Processing Fee		30,890
Customer Service		75,013
Depreciation and Amortization		10,049
Dues and Subscriptions		44,213
Gifts		11,900
Insurance		29,328
Internet Expenses		13,171
License and Permit		120
Legal and Professional Fees		43,925
Meals and Entertainment		14,947
Miscellaneous		2,910
Office Supplies		32,298
Outside Services		204,089
Postage & Delivery		44,908
Printing & Reproduction		23,849
Rent, and Equipment Rental		151,701
Repairs & Maintenance		11,956
Property Tax		8,950
Sales Tax		145,735
Income Tax		2,935
Telephone		19,582
Travel		22,112
Utilities		1,094
Total Selling and Administrative Expenses	$	1,151,203

See accompanying accountants' audit report and notes to financial statements.
Der Vartanian & Associates Accty. Corp.
Certified Public Accountants

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. N/A

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    Economic outlook is favorable and the operation results are positive every year.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. N/A

50. Foreign sales as a percent of total sales for last fiscal year: ___0___ %. Domestic government sales as a percent of total domestic sales for last fiscal year: __N/A___ %. Explain the nature of these sales, including any anticipated changes:

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burbank . State of California . on 6/16/2009 ____ , 2009___ .

(Issuer) ____

By (Signature and Title) ____

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____
(Title) President ____
(Selling security holder)____
(Date) 6/19/2009__________

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.
2. The name of each person signing the offering statement shall be typed or printed beneath the signature.